SO
3-11-02



02007547

SECURITI... ...MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 05 2002 365 PROCESSING SECTION WASH

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLARY FINANCIAL PLANNING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 WASHINGTON STREET (P.O. BOX 275)
(No. and Street)

N. EASTON (City) MA (State) 02356-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THEVENIN, O'GRADY & CO., LLP.
(Name — *if individual, state last, first, middle name*)

71 LEGION PARKWAY (Address) BROCKTON (City) MA (State) 02301 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT N. CLARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARY FINANCIAL PLANNING CORPORATION, as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TIMOTHY J. MORSE
Notary Public
My Commission Expires March 23, 2005

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control Required by SEC., Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY FINANCIAL PLANNING CORPORATION
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

Thevenin, O'Grady & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850
FAX (508) 584-5886

Independent Auditors' Report

To the Board of Directors of
Clary Financial Planning Corporation

We have audited the accompanying statements of financial condition of Clary Financial Planning Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in retained earnings, and cash flows for the year ended December 31, 2001 and 2000. These financial statements are the responsibility of Clary Financial Planning Corporations' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Financial Planning Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thevenin, O'Grady & Co., LLP

Brockton, Massachusetts
February 6, 2002

CLARY FINANCIAL PLANNING CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$20,347	$47,870
Commissions receivable	21,268	17,873
Note receivable – Officer		10,000
Property and equipment	732	780
	$42,347	$76,523

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Commissions payable	$14,338	$46,567
Payroll taxes payable	2,850	4,563
Miscellaneous payables	816	742
Pensions payable	7,445	8,294
	25,449	60,166
Stockholder's Equity		
Common stock, no par value, 200,000 shares authorized, issued and outstanding, 200 shares	6,200	6,200
Additional paid-in capital	1,000	1,000
Retained earnings	9,698	9,157
Total stockholder's equity	16,898	16,357
	$42,347	$76,523

The accompanying notes are an integral part of these financial statements.

CLARY FINANCIAL PLANNING CORPORATION
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues		
Commissions	$327,094	$463,162
Interest	247	247
	327,341	463,409
Expenses		
Commissions	218,716	304,958
Salaries	48,374	76,500
Fees	2,066	2,710
Legal and accounting	5,775	7,244
Insurance	2,094	2,380
Payroll and miscellaneous taxes	4,648	6,687
Pension expense	1,445	2,294
Rent	4,250	
Selling and marketing	2,095	
Other	378	1,072
	289,841	403,845
Net income	$ 37,500	$ 59,564

The accompany notes are an integral part of these financial statements.

CLARY FINANCIAL PLANNING CORPORATION
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Balance at beginning of year	$ 9,157	$ 9,593
Net income	37,500	59,564
S. Corporation distributions	(36,959)	(60,000)
Balance at end of year	$ 9,698	$ 9,157

The accompanying notes are an integral part of these financial statements.

CLARY FINANCIAL PLANNING CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 37,500	$ 59,564
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and Amortization	378	533
(Increase) Decrease in commissions receivable	(3,395)	1,939
Decrease (Increase) in note receivable – officer	10,000	(10,000)
(Decrease) Increase in commissions payable	(32,229)	31,605
(Decrease) Increase in other payables	(2,488)	555
Net cash provided by operating activities	9,766	84,196
Cash Flows from investing activities		
Acquisition of equipment	(330)	
Net cash used in investing activities	(330)	
Cash flows from financing activities		
S Corporation dividend distributions	(36,959)	(60,000)
Net cash used by financing activities	(36,959)	(60,000)
Net increase (decrease) in cash	(27,523)	24,196
Cash at beginning of period	47,870	23,674
Cash at end of period	$ 20,347	$ 47,870

The accompanying notes are an integral part of these financial statements.

CLARY FINANCIAL PLANNING CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Clary Financial Planning Corporation (Corporation) is incorporated in the state of Massachusetts and is engaged exclusively in the business of providing securities brokerage services relating to redeemable mutual fund shares, and variable annuities.

The Corporation prepares its financial statements on the accrual basis and, as such records commission income and expenses on a trade date basis.

The Corporation has elected to file its tax returns as an S corporation and, as such, no recognition for income taxes is recorded by the corporation, but rather taxable income is passed through and reported by the individual stockholder.

The Corporation contributed $1,445 in 2001 and $2,294 in 2000 under its Simple Retirement Plan. By way of salary deduction, employees may contribute up to $6,000 of their salary to the plan annually.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES EXCHANGE COMMISSION REQUIREMENTS

The Corporation is exempt (under SEC Rule 15c3-3(k)(1)) from the special reserve bank account requirements of SEC Rule 15c3-3 as it does not engage in any activity under which customer funds or securities are put at risk.

However, under SEC Rule 15c3-1(a)(2)(vi), the Corporation must maintain net capital (as computed in Schedule I) of not less than $5,000.

SCHEDULE I
CLARY FINANCIAL PLANNING CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL		
Total stockholder's equity		$16,898
Deduct stockholder's equity not allowable for net capital		
Total stockholder's equity qualified for net capital		16,898
Add:		
A. Allowable subordinated liabilities		
B. Other deductions and allowable credits		
Total capital and allowable liabilities		16,898
Deductions and (or) charges		
A. Non-allowable assets	$	
Organization costs and equipment	732	
B. Aged fails-to-deliver		
C. Aged short security differences		
D. Secured demand note deficiency		
E. Commodity future contract		
F. Other deductions		732
Net capital before haircuts on security positions		16,166
Haircuts on securities		
A. Contractual securities commitments		
B. Subordinated debt		
C. Trading and investment securities		
D. Undue concentrations		
E. Other		
Net capital		$16,166
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition		$25,449
Items not included in Statement of Financial Condition		
Total aggregate indebtedness		$25,449
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on aggregate indebtedness)		$ 1,696
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		11,166
Percentage of aggregate indebtedness to net capital		13,622%

RECONCILIATION WITH CORPORATION'S COMPUTATION

The above computation of net capital and net capital requirements agrees with that originally submitted by the Corporation.

Thevenin, O'Grady & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850
FAX (508) 584-5886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Clary Financial Planning Corporation

In planning and performing our audit of the financial statements of Clary Financial Planning Corporation for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 15a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchanged Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thevenin, O'Grady & Co., LLP

Brockton, Massachusetts
February 6, 2002